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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-4

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                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                               (AMENDMENT NO. 2)


                     SKYLINE MULTIMEDIA ENTERTAINMENT, INC.
                                (NAME OF ISSUER)
                     SKYLINE MULTIMEDIA ENTERTAINMENT, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                        REDEEMABLE CLASS A COMMON STOCK
                               PURCHASE WARRANTS
                         (TITLE OF CLASS OF SECURITIES)

                                   83083P118
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 ZALMAN SILBER
                                 PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                     SKYLINE MULTIMEDIA ENTERTAINMENT, INC.
                                350 FIFTH AVENUE
                            NEW YORK, NEW YORK 10118
                                 (212) 564-2224

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                AUGUST 11, 1997
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                               PAGE 1 OF 3 PAGES

                            EXHIBIT INDEX AT PAGE 2

                           CALCULATION OF FILING FEE


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

Transaction Valuation                           Amount of Filing Fee(1):
---------------------                           -----------------------
 $1,473,376.00                                   $295.00


(1) In accordance with Rule 240.0-11(b)(2) and Rule 240.0-11(a)(4) under the Securities Exchange Act of 1934, the filing fee was calculated based upon the closing bid price of $2.625 per share of Common Stock on August 6, 1997, multiplied by 561,286, the maximum number of shares of Common Stock sought to be exchanged pursuant to the exchange offer.

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:         $295.00
Form or Registration No:        Schedule 13E-4
Filing Party:                   Skyline Multimedia Entertainment, Inc.
Date Filed:                     August 11, 1997
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     This Amendment No. 2 (this 'Amendment') to Issuer Tender Offer Statement on
Schedule 13E-4 filed on August 11, 1997, as amended on September 9, 1997 (the
'Statement') is being filed by Skyline Multimedia Entertainment, Inc. (the
'Company'), a New York corporation, and relates to the offer by the Company to holders of its outstanding Redeemable Class A Warrants (the 'Class A Warrants'),
upon and subject to the terms and conditions set forth in the Offering Circular, dated August 11, 1997 (the 'Offering Circular'), filed as Exhibit (a)(i) to the
Statement, of one newly issued share of the Company's common stock, par value
$.001 per share (the 'Common Stock'), in exchange for each 3.5 outstanding Class
A Warrants (the 'Exchange Offer'). This Amendment is being filed to amend the
Items of the Statement as set forth below as a result of the extension of the expiration date of the Exchange Offer to 5:00 p.m. New York City time, on
Tuesday, November 4, 1997, unless further extended. Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the
Offering Circular.


ITEM 8. ADDITIONAL INFORMATION.

     Item 8(e) of the Statement is amended by adding the following:


          The Offering Circular is hereby amended to reflect the extension of the Expiration Date of the Exchange Offer to 5:00 p.m., New York City time,

     on Tuesday, November 4, 1997, unless further extended, and that tenders may be withdrawn prior to the Expiration Date and unless theretofore accepted for exchange, may be withdrawn after 5:00 p.m., New York City time, on Friday, December 5, 1997


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 of the Statement is amended by adding the following exhibit:


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
    (a)(ix)     Press release, dated October 7, 1997
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          SKYLINE MULTIMEDIA ENTERTAINMENT, INC.

                                          By: /s/ ZALMAN SILBER
                                              -------------------------------
                                                       Zalman Silber
                                               President and Chief Executive
                                                         Officer


Dated: October 6, 1997


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